  Exhibit 99.1

Sun Life Financial appoints Sara Grootwassink Lewis to the Board of Directors

TORONTO, Dec. 1, 2014 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce that Sara Grootwassink Lewis has been appointed to the Board of Directors effective December 1, 2014.

Ms. Lewis is the Chief Executive Officer and Founder of Lewis Corporate Advisors, LLC, a capital markets and board advisory firm. Ms. Lewis has more than two decades of corporate executive and capital markets experience. Before creating her own advisory firm, Ms. Lewis was the Executive Vice-President and Chief Financial Officer at Washington Real Estate Investment Trust.

Ms. Lewis serves on several boards including PS Business Parks Inc., Plum Creek Timber and Adamas Pharmaceuticals Inc. Ms. Lewis is a National Association of Corporate Directors Board Leadership Fellow, and a member of the Tapestry West Audit Committee Network and Audit Committee Roundtable of Orange County. She also serves on the Corporate Governance Working Group for the U.S. Chamber of Commerce - Center for Capital Markets Competitiveness. Ms. Lewis is a Chartered Financial Analyst and a Certified Public Accountant.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2014 the Sun Life Financial group of companies had total assets under management of $698 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information: Media Relations Contact: Gannon Loftus, Senior Media & PR Specialist, Corporate Communications, T. 416-979-6345, gannon.loftus@sunlife.com

CO: Sun Life Financial Inc.

CNW 09:00e 01-DEC-14